SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2013

Commission File Number 001-35891

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Baarerstrasse 14, CH-6300 Zug, Switzerland, +41 (041) 561-3243

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Press Release of April 29, 2013 — Coca-Cola HBC AG Regulatory Announcement

COCA-COLA HBC AG

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Regulatory Announcement

Zug, Switzerland — 29 April 2013 — Further to its announcement of earlier today in connection with the admission of its ordinary shares to the premium listing segment of the Official List of the United Kingdom Listing Authority and to trading on the main market for listed securities of the London Stock Exchange (“Admission”), under the ticker CCH, Coca-Cola HBC AG (“Coca-Cola HBC”) hereby announces the following:

Share Capital Information and Total Voting Rights

On Admission, Coca-Cola HBC’s issued share capital consisted of 355,023,939 ordinary shares of CHF 6.70, of which 14,925 ordinary shares are held by Coca-Cola HBC in treasury. Accordingly, as at today’s date, the total number of voting rights in Coca-Cola HBC is 355,009,014 for the purposes of the Disclosure and Transparency Rules of the Financial Conduct Authority (“DTRs”).

Shareholders may use the above total voting rights figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of Coca-Cola HBC under the DTRs.

This announcement is made in accordance with DTR 5.6.1.

Board of Directors and Composition of Board committees

On 25 April 2013, out of the seven members of the board of directors (the “Board”) of Coca-Cola HBC three members resigned, namely Mr. Patrick Oesch, Mr. Ryan Rudolph and Ms. Claudia Goebel. Upon such resignations, nine new directors were appointed to the Board of Coca-Cola HBC in addition to the remaining four directors. As a result of these changes, the Board of Coca-Cola HBC comprises 13 directors, as follows:

George A. David	Chairman

Anastasios P. Leventis	Vice-chairman

Anastassis G. David	Non-executive director

Haralambos K. Leventis	Non-executive director

Dimitris Lois	Executive director

John Hunter	Non-executive director

Irial Finan	Non-executive director

Sir Michael Llewellyn-Smith	Independent non-executive director

Nigel Macdonald	Independent non-executive director

Antonio D’Amato	Independent non-executive director

Kent Atkinson	Senior Independent non-executive director

Christos Ioannou	Independent non-executive director

Susan Kilsby	Independent non-executive director

As of the same date, the Board of Coca-Cola HBC constituted the following committees:

Audit committee: Mr. Kent Atkinson (chairman), Mr. Christos Ioannou and Mr. Nigel Macdonald.

Nomination committee: Sir Michael Llewellyn-Smith (chairman), Mr. Anastassis G. David, Mr. Antonio D’Amato, Mrs. Susan Kilsby and Mr. John Hunter.

Remuneration committee: Sir Michael Llewellyn-Smith (chairman), Mr. Antonio D’Amato and Mrs. Susan Kilsby.

Social Responsibility committee: Sir Michael Llewellyn-Smith (chairman), Mr. George A. David and Mr. John Hunter.

Home Member State Notification

Coca-Cola HBC hereby elects the United Kingdom as its Home Member State for the purposes of the EU Transparency Directive (2004/109/EC, as amended).

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Corporate brokers: Credit Suisse George Maddison Tristan Lovegrove	Tel: +44 20 7888 8888 email: george.maddison@credit-suisse.com email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove Laurence Hollingworth James Mitford	Tel: +44 20 7251 3801 email: laurence.hollingworth@jpmorgancazenove.com email: james.mitford@jpmorgancazenove.com

International media contact: RLM Finsbury Guy Lamming Charles Chichester	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com

Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola HBC AG

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013	Coca-Cola HBC AG

	By:	/s/ DIMITRIS LOIS
	Name:	Dimitris Lois
	Title:	Chief Executive Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary